Mail Stop 6010

March 16, 2007

Mr. Michael Yom, Chief Executive Officer
Biofield Corp.
1615 Walnut Street. 3rd Floor
Philadelphia, Pennsylvania 19103

Re: PCAOB Letter
        File No.0-27848

Dear Mr. Yom:

        As we advised your counsel Richard Brodsky of Squire, Sanders & Dempsey
LLC in our telephone conversation on March 15, 2007, you should file an Item 4.01
Form 8-K immediately. The filing was due on the fourth day after the date that your
auditor/client relationship with Russell Bedford Stefanou Mirchandani LLP ended.

Form 8-K To Be Filed

        Item 304 of Regulation S-B describes the disclosure required by the Item 4.01
Form 8-K. You should give a copy of the Form 8-K to your former auditors as soon as
possible so they can file their letter required by Item 304. You are required to give them
a copy no later than the date you file the Form 8-K with the Commission. You should
file their letter with the Commission under the Item 4.01 designation no later than 10
business days after you file the Form 8-K.

        Please file your filing via EDGAR with your response to our comment letter
within 5 business days after the date of this letter. Please contact the staff immediately if
you require longer than 5 business days to respond.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the registrant and its management are in possession of all facts relating to a registrant's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comment, please provide, in writing, a statement from the registrant acknowledging that:

- the registrant is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

If you have any questions, please call me at (202) 551-3606. In my absence, you may call Brian Cascio, Branch Chief at (202) 551-3676.

Sincerely,

Jeanne Bennett
Staff Accountant

Copy To: Richard E. Brodsky Esq
             Squire, Sanders & Dempsey LLC
             Telecopier   305-577-7001